Section

FEB 2 7 2009

Washington, DC
106

[redacted]

09040310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 West Monroe St., Suite 734
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor 312 253-4175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd., 13th Floor	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, Bryon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OM Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Official Seal
Kerry Woolfall
Notary Public State of Illinois
My Commission Expires 12/19/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GrantThornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
OM Securities, LLC

We have audited the accompanying statement of financial condition of OM Securities, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OM Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming the Company will continue as a going concern. As discussed in note I to this financial statement, the Company has suffered losses since inception but has sufficient financing to continue operations for more than a year. Management's plans in regard to the continuity of the Company are also described in note I. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

Chicago, Illinois
February 24, 2009

OM Securities, LLC
(A Company in the Development Stage)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	464,053
Investments		250,000
Receivables from broker-dealers and clearing organizations		43,417
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,475		9,261
Other assets		89,606
TOTAL ASSETS	$	856,337

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	238,734
Due to member		74,360
Total liabilities		313,094
MEMBER'S EQUITY		
Contributed capital		6,335,000
Deficit accumulated during development stage		(5,791,757)
Total member's equity		543,243
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	856,337

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

OM Securities, LLC (the "Company"), a wholly-owned subsidiary of OptionMonster Holdings, Inc. (the "Parent Company"), acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has agreements with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has its office located in Illinois and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Enterprise

The Company is considered a development-stage enterprise in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 7, *"Accounting and Reporting by Development Stage Enterprises."* A development-stage enterprise is an entity devoting substantially all of its efforts to establishing a new business. The Company's operations have been limited to the development of a trading platform for most of 2008. The Company's ability to continue as a going concern is dependent upon its ability to properly use the financing it has obtained to cover start-up expenses until profits can be generated (note I).

Investments

Securities are classified as trading, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or trading. The Company held a single U.S. Treasury security as of December 31, 2008, which matured on January 9, 2009.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments - Continued

Investments in marketable securities are considered to be trading securities and are carried at fair value, and securities not readily marketable are valued at estimated fair value as determined by management.

Transactions in securities are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first 12 months of operation. As of December 31, 2008, the net capital ratio was 0.72 to 1 and the net capital was $435,095, which was $385,095 in excess of its required net capital of $50,000. The Company has a minimum net capital requirement of $50,000 as it is an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INCOME TAXES

The Company is a disregarded entity and, as such, the Parent Company files and pays taxes on its behalf. The Company does not reflect any balance sheet or income statement impact of the tax consequences borne by the Parent Company in the Company's stand-alone financial statements. The Parent Company has incurred losses since inception; therefore, any net deferred tax assets relating to the Company's losses will be offset by a full valuation allowance until the Company begins reporting taxable income.

NOTE E - LEASE COMMITMENT

The Company occupies facilities under operating lease agreements. The terms of the leases require the Company to pay allocated common area, utilities and maintenance costs associated with the facilities.

The future minimum lease commitments under the leases are as follows:

Years ending December 31,	
2009	$123,018
2010	23,869
2011 and thereafter	-
	$148,887

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the broker of cash and/or securities of not less than $250,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on its accounts.

This agreement provides the clearing broker with a lien upon all cash and cash equivalents, securities and receivables held by the clearing broker. This lien secures the liabilities and obligations of the Company to the clearing broker.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Clearing Agreement - Continued

At December 31, 2008, the Company had cash and cash equivalents of $9,926 and investments with a fair value of $250,000 on deposit with the clearing broker.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at December 31, 2008.

NOTE G - CONCENTRATION OF CREDIT RISK

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. Throughout the year ended December 31, 2008, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE H - RELATED-PARTY TRANSACTIONS

In the conduct of its business, the Company retains employees and incurs other costs that are paid by the Parent Company in order to facilitate the operation of its business. As of December 31, 2008, the Company owed the Parent Company $74,360.

Employees at the Company participate in a 401(k) plan and certain share-based compensation maintained and accounted for at the Parent Company. These plans will be fully disclosed in the consolidated financial statements of the Parent Company.

NOTE I - FINANCIAL RESULTS, LIQUIDITY AND MANAGEMENT'S PLAN

As of December 31, 2008, the Company's accumulated deficit was $5,791,757. Despite these losses accumulated in the development stage, the Company has been able to obtain operating capital through contributions from the Parent Company. Management's plans include a full year's operations of the broker-dealer platform in 2009. While the platform began operations in late September 2008, the revenue stream from these operations was not enough to cover the full year's expenses incurred in its launch. The Company has relied upon equity funding from the Parent Company since inception.

While there is no guarantee that the Company will be able to implement its business plan exactly as anticipated, it has sufficient equity and cash flow to continue operations for at least one year. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE J - SUBSEQUENT EVENTS

In the two months following the balance sheet date, the Company received contributions totaling $660,000 from the Parent Company.

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

OM SECURITIES, LLC

(A COMPANY IN THE DEVELOPMENT STAGE)

DECEMBER 31, 2008

Grant Thornton

Grant Thornton